Term sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-II dated April 5, 2013	Term sheet to Product Supplement No. 1-II Registration Statement No. 333-177923 Dated September 4, 2013; Rule 433

Structured Investments	JPMorgan Chase & Co. Callable Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate due September 20, 2023 $

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing September 20, 2023, subject to postponement as described below.
•	The notes are designed for investors who seek periodic interest payments that (a) for the Initial Interest Periods, will be equal to a fixed Interest Rate of 8.00% per annum and (b) for all subsequent Interest Periods, will be equal to the greater of (a) zero or (b) the Multiplier multiplied by the Spread, which is equal to the 30-Year CMS Rate minus the 5-Year CMS Rate minus 0.275%. After the Initial Interest Periods, the Interest Rate is subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 8.00% per annum. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1-II, will supersede the terms set forth in the accompanying product supplement no. 1-II. Among other things, your interest rate will be determined as described below under “Key Terms — Interest Rate.”
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	Minimum denominations of $1,000 and integral multiples of $1,000 thereafter.
•	The notes are expected to price on or about September 17, 2013 and are expected to settle on or about September 20, 2013.

Key Terms

Payment at Maturity:	If the notes have not been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Redemption Feature:	At our option, we may redeem the notes, in whole but not in part, on the 20th day of March, June, September and December of each year, commencing September 20, 2018 (each, a “Redemption Date”). We may redeem your notes, in whole but not in part, at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	Each Interest Period beginning on and including the Issue Date of the notes and ending on but excluding September 20, 2014.
Initial Interest Rate(s):	8.00% per annum
Interest:

With respect to each Interest Period and subject to the Accrual Period Convention described below and in the accompanying product supplement no. 1-II, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 x Interest Rate x Day Count Fraction

Interest Period:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Payment Date(s):	Interest on the notes will be payable in arrears on the 20th day of March, June, September and December of each year, commencing on December 20, 2013, to and including the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date, subject to the Business Day Convention and Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Rate:	With respect to each Initial Interest Period, a rate per annum equal to 8.00%, and with respect to each Interest Period thereafter, a rate per annum, subject to the Minimum Interest Rate and the Maximum Interest Rate, equal to the greater of (a) zero and (b) the Multiplier multiplied by the Spread. With respect to each Interest Period following the final Initial Interest Period, the Interest Rate for any such Interest Period will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate.
Multiplier:	4.00
Spread:	With respect to each Interest Period (after the Initial Interest Periods), the 30-Year CMS Rate minus the 5-Year CMS Rate minus 0.275% as determined on the applicable Determination Date.
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	With respect to each Interest Period after the Initial Interest Periods, 8.00% per annum
30-Year CMS Rate:	The 30-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for a U.S. dollar swap with a Designated Maturity of 30 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent. On the applicable Determination Date, if the 30-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 30-Year CMS Rate in accordance with the fallbacks set forth under “What is a CMS Rate?” below.
5-Year CMS Rate:	The 5-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for a U.S. dollar swap with a Designated Maturity of 5 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent. On the applicable Determination Date, if the 5-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 5-Year CMS Rate in accordance with the fallbacks set forth under “What is a CMS Rate?” below.
We refer to the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate each as a “CMS Rate” and together as the “CMS Rates”.
Designated Maturity:	5 years or 30 years, as the case may be, depending on whether the 5-Year CMS Rate or the 30-Year CMS Rate is being calculated.
Determination Date:	For each Interest Period (other than the Initial Interest Periods), two U.S. Government Securities Business Days immediately prior to the beginning of the applicable Interest Period.
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Pricing Date:	September 17, 2013, subject to the Business Day Convention.
Issue Date:	September 20, 2013, subject to the Business Day Convention.
Maturity Date:	September 20, 2023, subject to the Business Day Convention.
Business Day Convention:	Following
Accrual Period Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48126D6Y0

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 1-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	At variable prices	$	$
Total	At variable prices	$	$

(1) See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $31.00 and in no event will these selling commissions exceed $40.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

(3) JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices will not be less than $960.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

If the notes priced today and assuming a Multiplier at the low end of the applicable range listed above, the estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, would be approximately $916.20 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $900.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 4, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 1-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-II dated April 5, 2013. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.htm
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

The notes are subject to the limitation on interest described under “Description of Notes — Floating Rate Notes” on page S-10 of the Prospectus Supplement dated November 14, 2011.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — Regardless of the performance of the 30-Year CMS Rate or the 5-Year CMS Rate, we will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity or upon redemption. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity or upon redemption is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the greater of (a) zero and (b) the Multiplier multiplied by the Spread, provided that such rate will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, for a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described on the cover of this term sheet and in the accompanying product supplement.
•	TAXED AS Contingent payment DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. To obtain the comparable yield and the projected payment schedule in respect of the notes, contact a certified financial analyst at the Global Securities Group desk at (800) 576-3529. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the
JPMorgan Structured Investments —	TS-1
Callable Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate

difference, if any, between their basis in the notes and the notes’ adjusted issue price. Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-II dated April 5, 2013.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, EXCEPT FOR THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS VARIABLE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE – With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the greater of (a) zero and (b) the Multiplier multiplied by the Spread, provided that such rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. If the Spread as described on the cover of this term sheet is less than or equal to zero, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	THE INTEREST RATE ON THE NOTES FOR AN INTEREST PERIOD (OTHER THAN AN INITIAL INTEREST PERIOD) IS SUBJECT TO THE MAXIMUM INTEREST RATE – The Interest Rate for an Interest Period (other than an Initial Interest Period) is variable; however, it will not exceed the Maximum Interest Rate set forth on the front cover of this term sheet, regardless of the performance of the CMS Rates or the Spread. In other words, for an Interest Period (other than an Initial Interest Period), if the Multiplier multiplied by the Spread is greater than or equal to the Maximum Interest Rate, your Interest Rate on the notes will be capped at the Maximum Interest Rate.
•	THE INTEREST RATE ON THE NOTES IS BASED ON THE SPREAD, WHICH MAY RESULT IN YOU RECEIVING THE MINIMUM INTEREST RATE OF 0.00% PER ANNUM – The Spread is calculated as (a) the 30-Year CMS Rate minus (b) the 5-Year CMS Rate minus (c) 0.275%. The CMS Rates may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the CMS Rates may be partially offset by other factors. We cannot predict the factors that may cause the CMS Rates, and consequently the Spread, to increase or decrease. A decrease in a positive Spread will result in a reduction of the Interest Rate payable for the corresponding Interest Period (other than the Initial Interest Periods). A negative Spread will cause the Interest Rate for the corresponding Interest Period to be equal to the Minimum Interest Rate of 0.00% per annum. The amount of interest you accrue on the notes in any Interest Period (other than the Initial Interest Periods) may decrease even if either or both of the CMS Rates increase. Interest during any Interest Period (other than the Initial Interest Periods) may be equal to 0.00% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	THE METHOD OF DETERMINING THE VARIABLE INTEREST RATE FOR ANY INTEREST PERIOD MAY NOT DIRECTLY CORRELATE WITH THE ACTUAL CMS RATES — The determination of the Interest Rate payable for any Interest Period (other than the Initial Interest Periods) will be based on the Spread, but it will not directly correlate with actual CMS Rates. In addition, the Interest Rate applicable to the notes during any Interest Period (other than the Initial Interest Periods) will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate. We will use the CMS Rates on each Determination Date to determine the Spread on such Determination Date, which in turn will be used to determine the Interest Rate for the Interest Period corresponding to such Determination Date, regardless of what the actual CMS Rates and differences between the CMS Rates are for the calendar days during such Interest Period that are not Determination Dates.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield which the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original note. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES – After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the Spread, provided that such rate will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES – By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including
JPMorgan Structured Investments —	TS-2
Callable Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate

hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 1-II for additional information about these risks.

•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the two immediately following risk considerations for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	The Amount of interest, IF ANY, will be affected by a number of factors — After the Initial Interest Periods, the amount of interest, if any, payable on your notes will depend primarily on the CMS Rates. A number of factors can affect the value of your notes and/or the amount of interest that you will receive, including, but not limited to:
•	changes in, or perceptions, about the future CMS Rates;
•	general economic conditions;
JPMorgan Structured Investments —	TS-3
Callable Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate

•	prevailing interest rates; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	The CMS Rates may be volatile — The CMS Rates are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
•	sentiment regarding the U.S. and global economies;
•	expectation regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.
•	The TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the Multiplier and JPMS’s estimated value will be provided in the pricing supplement, and each of the Multiplier and the estimated value of the notes may be equal to the low end of the applicable ranges set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the low end of the ranges for the Muliplier and JPMS’s estimated value.
•	VARIABLE PRICE REOFFERING RISKS — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $960.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	TAX DISCLOSURE – The information under “Taxed As Contingent Payment Debt Instruments" in this term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Taxed As Contingent Payment Debt Instruments" in a supplement to this term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of notes.
JPMorgan Structured Investments —	TS-4
Callable Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period (other than the Initial Interest Periods)

The following examples illustrate how to calculate the Interest Payment for an Interest Period (other than the Initial Interest Periods) and assume that the notes are not called prior to the scheduled Maturity Date, that the number of calendar days in the applicable Interest Period is 90 and that the Multiplier is 4.00. The hypothetical Multiplier, CMS Rates, Spreads and Interest Rates set forth in the following examples are for illustrative purposes only and may not be the actual CMS Rates, Spreads or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the applicable Determination Date, the 30-Year CMS Rate is 4.00% and the 5-Year CMS Rate is 3.00%. Because the 30-Year CMS Rate (4.00%) is greater than the 5-Year CMS Rate (3.00%) by more than 0.275%, the Spread is positive and is equal to 0.725%. Accordingly, the Interest Rate is calculated as follows:

MAX [0, 4.00 × (4.00% - 3.00% - 0.275%)] = 2.90% per annum

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.90% × (90/360) = $7.25

Example 2: On the applicable Determination Date, the 30-Year CMS Rate is 5.00% and the 5-Year CMS Rate is 2.00%. Because the 30-Year CMS Rate (5.00%) is greater than the 5-Year CMS Rate (2.00%) by more than 0.275%, the Spread is positive and is equal to 2.725%. Because the Spread multiplied by the Multiplier of 4.00 is greater than the Maximum Interest Rate of 8.00% per annum, the Interest Rate is equal to the Maximum Interest Rate of 8.00% per annum.

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 8.00% × (90/360) = $20.00

Example 3: On the applicable Determination Date, the 30-Year CMS Rate is 4.00% and the 5-Year CMS Rate is 6.00%. Because the 30-Year CMS Rate (4.00%) is less than the 5-Year CMS Rate (6.00%), the Spread is negative and equal to -2.275%. Because the Spread multiplied by the Multiplier of 4.00 is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is equal to the Minimum Interest Rate of 0.00% per annum.

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 0.00% × (90/360) = $0.00

What is a CMS Rate?

A CMS Rate is a rate for a U.S. dollar swap with a Designated Maturity and which appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on each Determination Date, as determined by the Calculation Agent.

On each Determination Date, if the 30-Year CMS Rate or the 5-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the Calculation Agent will determine the 30-Year CMS Rate or the 5-Year CMS Rate, as applicable, for such day on the basis of the mid-market semi-annual swap rate quotations to the Calculation Agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such Determination Date, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 5 year maturity commencing on such Determination Date and in an amount, as determined by the Calculation Agent, that is representative for a single transaction in the relevant market at the relevant time (the “Representative Amount”) with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

JPMorgan Structured Investments —	TS-5
Callable Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate

Historical Information

The following graphs set forth the weekly historical performance of the CMS Rates and the Spread from January 4, 2008 through August 30, 2013. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 30-Year CMS Rate, as it appeared on Reuters page “ISDAFIX1” on September 3, 2013 was 3.841%. The 5-Year CMS Rate, as it appeared on Reuters page “ISDAFIX1” on September 3, 2013 was 1.897%. The Spread on September 3, 2013 was 1.669%.

The CMS Rates and the Spread data in the following graphs were obtained from Bloomberg Financial Markets at approximately 3:30 p.m. on the relevant dates and may not be indicative of the Spread, which is determined on any date of determination by reference to the CMS Rates published on Reuters page "ISDAFIX1" at approximately 11:00 a.m., New York City time. The historical CMS Rates and the Spread should not be taken as an indication of future performance, and no assurance can be given as to the CMS Rates or the Spread on any Determination Date. We cannot give you assurance that the performance of the CMS Rates and the Spread will result in any positive interest payments in any Interest Period subsequent to the final Initial Interest Period.

JPMorgan Structured Investments —	TS-6
Callable Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this term sheet.

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” in this term sheet.

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Selected Purchase Considerations” and “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period (other than the Initial Interest Periods)” in this term sheet for a description of the risk-return profile and market exposure payable under the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-26 of the accompanying product supplement no. 1-II are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	TS-7
Callable Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate